Correspondence

VIA EDGAR

June 21, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Liz Packebusch

Re:	China Natural Resources Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed May 24, 2024 File No. 333-278037

Ladies and Gentlemen,

On behalf of China Natural Resources Inc. (the “Company”), we are hereby submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated June 4, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”) filed on May 24, 2024. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No ..2”) via EDGAR to the Commission.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Form F-1.

Amendment No.1 to Registration Statement on Form F-1 filed May 24, 2024

General

1.	We note your response to prior comment one, including your added disclosure that:

“Based on the opinion of our PRC legal counsel, solely for purpose of registration of up to 1,190,297 Common Shares issuable from the exercise of the Warrants for resale as described in this prospectus (the “Warrant Shares Resale Registration”), we are not required to complete the CSRC filing procedures and obtain the CSRC approval under the Trial Measures, because the Warrant Shares Resale Registration does not involve issuance of new securities of our Company in addition to those previously included in our filing with the CSRC on February 26, 2024 for the issuance of the Warrants in connection with the February 2024 Registered Offering. We may be required to report to, or file with, the CSRC when, and if, the Common Shares underlying the Warrants are issued upon exercise of the Warrants by holders of the Warrants in the future, and the Company undertakes that it will correspond with the CSRC in advance of such occasions about the applicable procedures and requirements as instructed by the CSRC.”

Please revise to better explain why you believe you may be required to file with the CSRC in the future. In this regard we note that the first sentence of your disclosure above indicates that the CSRC would not treat this offering as a new issuance of securities, but the second sentence suggests that it might. To the extent you do believe you may be required to file with the CSRC in the future, please clarify how you will advise investors in this offering of any CSRC review. Also, to the extent you have made, and will make, revisions to your disclosure on the cover and at page 23, please similarly make revisions under your subheading “CSRC Filing Requirements” at page 7.

The Company acknowledges the Staff’s comment and respectfully submits that, as advised by its PRC legal counsel, it is not required to submit further filings with the CSRC under the Trial Measures in connection with any future sale of up to 1,190,297 Common Shares issuable upon exercise of the Warrants by holders of the Warrants as described in the prospectus. According to the Trial Measures, if an overseas-listed issuer plans to conduct a follow-on offering of securities in the same overseas market in multiple tranches, it is required to complete the filing with the CSRC only at the time of the initial issuance, specifying the total number of securities intended to be issued in this offering, and subsequent issuances within the authorized issuance limit do not require separate filings; the overseas-listed issuer will only be required to submit a summary report to the CSRC upon completion of the authorized issuance, which includes a report of all tranches issued under the authorized issuance limit.

The Company has included the Warrants in its filing with the CSRC on February 26, 2024, in connection with the February 2024 Registered Offering. In case of subsequent exercises of the Warrants by holders of the Warrants, where the issuances of the Common Shares upon such exercises are within the previously filed and authorized issuance limit, separate filings for such exercises in the future are not required under the Trial Measures. The Company shall only be required to provide a summary report upon the completion of the remaining issuances within the authorized limit specified in our filing with the CSRC on February 26, 2024.

The Company respectfully advises that it has revised the relevant disclosures on the prospectus cover page, pages 7 and 23 of Amendment No. 2.

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Please contact the undersigned at +8610-5680-3969 or via email at rchang@gunder.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Richard J. Chang

Richard J. Chang, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc: Youyi ZHU, Chief Financial Officer, China Natural Resources Inc.